UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Announces Change in Independent Registered Public Accounting Firm

São Paulo/Brazil, May 30, 2023 – Zenvia Inc. (NASDAQ: ZENV) (the “Company”) the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced the appointment of Ernst & Young Auditores Independentes S.S. (“Ernst & Young”) as the Company’s independent registered public accounting firm, effective as of May 31st, 2023, succeeding KPMG Auditores Independentes Ltda. (“KPMG”). KPMG’s dismissal and replacement by Ernst & Young as the Company’s independent registered public accounting firm was made after careful consideration and evaluation process and was approved by the audit committee of the board of directors and the board of directors of the Company.

KPMG served as the Company’s independent registered public accounting firm since the fiscal year ended December 31, 2014. The reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period up to May 30, 2023, in connection with the audit of the Company’s consolidated financial statements, there have been no: (1) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in their reports on the consolidated financial statements for such periods, and (2) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period up to May 30, 2023, neither the Company nor anyone acting on its behalf has consulted with Ernst & Young regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F.

The Company is working closely with Ernst & Young and KPMG to ensure a seamless transition.

   Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 30th, 2023

Zenvia Inc.

By:	/s/ [Cassio Bobsin]
Name:	Cassio Bobsin
Title:	Chief Executive Officer